Exhibit 99.2

Interim condensed consolidated

financial statements of

LeddarTech Holdings Inc.

(Unaudited)

For the three and six months ended March 31, 2025 and 2024

Unaudited interim condensed consolidated statements of financial position	3

Unaudited interim condensed consolidated statements of changes in shareholders’ deficiency	4

Unaudited interim condensed consolidated statements of loss and comprehensive loss	6

Unaudited interim condensed consolidated statements of cash flows	8

Notes to the unaudited interim condensed consolidated financial statements	9–30

LeddarTech Holdings Inc.

Interim condensed consolidated statements of financial position

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

	Notes	March 31, 2025	September 30, 2024
		$	$
Assets
Current assets
Cash		9,211,631	5,269,084
Trade receivable and other receivables		1,394,536	1,489,402
Government assistance and R&D tax credits receivable		1,377,623	1,287,468
Inventories		—	467,344
Prepaid expenses		2,292,123	1,545,267
Total current assets		14,275,913	10,058,565
Property and equipment		1,094,518	1,336,604
Right-of-use assets		1,533,816	1,907,356
Intangible assets		5,709,942	5,569,683
Prepaid financing fees		356,384	55,014
Total non-current assets		8,694,660	8,868,657
Total assets		22,970,573	18,927,222

Liabilities and shareholders’ deficiency
Current liabilities
Accounts payable and accrued liabilities		12,715,096	13,887,269
Contract liability	13	11,507,169	—
Conversion option	5	13,807	6,008
Derivative warrant liability	6	1,521,591	629,506
Bridge loans	5	15,086,759	9,913,619
Current portion of credit facilities	5	29,361,336	—
Current portion of lease liabilities		669,983	663,920
Current portion of government grant liabilities	7	890,336	829,216
Total current liabilities		71,766,077	25,929,538
Long-term debt	5	60,918,391	79,306,811
Lease liabilities		1,301,652	1,536,440
Government grant liabilities	7	900,779	789,127
Total non-current liabilities		63,120,822	81,632,378
Total liabilities		134,886,899	107,561,916

Shareholders’ deficiency
Capital stock	8	563,093,415	546,149,389
Reserve – warrants		2,679,725	2,682,111
Reserve – stock options	9	7,109,989	5,747,571
Other component of equity		955,863	955,863
Deficit		(685,755,318)	(644,169,628)
Total shareholders’ deficiency		(111,916,326)	(88,634,694)
Total liabilities and shareholders’ deficiency		22,970,573	18,927,222

Commitments (Note 14); Subsequent event (Note 15)

See accompanying notes

On behalf of the Board:

Director	Director

LeddarTech Holdings Inc.

Interim condensed consolidated statements of changes in shareholders’ deficiency

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

For the six months ended March 31, 2025

	Notes	Capital stock	Reserve – warrants	Reserve – stock options	Other component of equity	Deficit	Deficiency attributable to owners of the capital stock of the parent	Non- controlling interests	Total shareholders’ deficiency
		$	$	$	$	$	$	$	$
Balance as of September 30, 2024		546,149,389	2,682,111	5,747,571	955,863	(644,169,628)	(88,634,694)	—	(88,634,694)
Shares issuance	8	299,513	—	(1,349,932)	—	876,203	(174,216)	—	(174,216)
Standby Equity Purchase Agreement (SEPA)	8	16,609,780	—	—	—	—	16,609,780	—	16,609,780
Stock-based compensation	9	—	—	2,712,350	—	—	2,712,350	—	2,712,350
Warrants exercised	8	34,733	(2,386)	—	—	(31,645)	702	—	702
Net loss and comprehensive loss		—	—	—	—	(42,430,248)	(42,430,248)	—	(42,430,248)
Balance as of March 31, 2025		563,093,415	2,679,725	7,109,989	955,863	(685,755,318)	(111,916,326)	—	(111,916,326)

See accompanying notes

LeddarTech Holdings Inc.

Interim condensed consolidated statements of changes in shareholders’ deficiency

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

For the six months ended March 31, 2024

	Notes	Capital stock	Reserve – warrants	Reserve – stock options	Other component of equity	Deficit	Equity attributable to owners of the capital stock of the parent	Non- controlling interests	Total shareholders’ equity (deficiency)
		$	$	$	$	$	$	$	$
Balance as of September 30, 2023		452,246,204	670,703	31,659,392	2,869,188	(480,333,695)	7,111,792	(9,206,016)	(2,094,224)
Share issued upon exercise of PIPE warrants	8	2,059,081	—	—	—	—	2,059,081	—	2,059,081
Dividend in share	8	22,960,000	—	—	—	(22,960,000)	—	—	—
Business combination	3	65,372,812	—	117,246	—	—	65,490,058	—	65,490,058
Stock-based compensation	9	—	—	2,877,402	506,774	—	3,384,176	—	3,384,176
Closing of previous equity incentive plan	3	—	—	(31,659,392)	—	31,659,392	—	—	—
Financing fees – credit facilities modification	5	—	1,643,714	—	—	—	1,643,714	—	1,643,714
Net loss and comprehensive loss		—	—	—	—	(77,560,980)	(77,560,980)	(302,312)	(77,863,292)
Exercise of call option		57,724	—	—	(2,431,688)	(7,134,364)	(9,508,328)	9,508,328	—
Balance as of March 31, 2024		542,695,821	2,314,417	2,994,648	944,274	(556,329,647)	(7,380,487)	—	(7,380,487)

See accompanying notes

LeddarTech Holdings Inc.

Interim condensed consolidated statements of loss and comprehensive loss

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		For the three months ended March 31,		For the six months ended March 31,
	Notes	2025	2024	2025	2024
		$	$	$	$
Continuing Operations
Revenues
Services		238,914	122,101	290,792	174,101
		238,914	122,101	290,792	174,101

Operating expenses
Marketing and product management		1,299,610	1,125,517	2,252,251	2,324,004
Selling		507,150	890,138	902,568	1,642,642
General and administrative		4,876,177	5,502,593	9,654,615	9,922,830
Research and development costs		5,870,423	1,725,077	11,335,819	4,402,766
Stock-based compensation	9	1,033,660	2,803,357	2,712,350	(3,181,893)
Listing expense	3	—	—	—	59,139,572
Transactions costs	3	—	646,230	—	2,407,977
		13,587,020	12,692,912	26,857,603	76,657,898
Loss from operations		(13,348,106)	(12,570,811)	(26,566,811)	(76,483,797)

Other (income) costs
Grant revenue		—	(90,065)	—	(90,065)
Other income		(110,139)	—	(110,139)	—
Finance costs, net	12	2,710,512	4,741,236	16,457,396	2,318,678
Loss before income taxes		(15,948,479)	(17,221,982)	(42,914,068)	(78,712,410)
Income taxes		13,385	17,011	13,520	17,011
Net loss and comprehensive loss from continuing operations		(15,961,864)	(17,238,993)	(42,927,588)	(78,729,421)

Discontinued operations
Net income and comprehensive income from discontinued operations		—	(180,540)	497,340	866,129
Net loss and comprehensive loss		(15,961,864)	(17,419,533)	(42,430,248)	(77,863,292)

Attributable to:
Non-controlling interests		—	—	—	(302,312)
Equity holders of the parent		(15,961,864)	(17,419,533)	(42,430,248)	(77,560,980)

LeddarTech Holdings Inc.

Interim condensed consolidated statements of loss and comprehensive loss

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		For the three months ended March 31,		For the six months ended March 31,
	Notes	2025	2024	2025	2024
		$	$	$	$
Earnings per share
Net loss per common share, basic and diluted	10	(0.42)	(0.61)	(1.23)	(4.81)
Weighted average common shares outstanding, basic and diluted		37,573,262	28,770,930	34,508,393	16,110,444

Earnings per share from continued operations
Net loss from continued operations per common share, basic and diluted	10	(0.42)	(0.60)	(1.24)	(4.87)
Weighted average common shares outstanding, basic and diluted		37,573,262	28,770,930	34,508,393	16,110,444

See accompanying notes

LeddarTech Holdings Inc.

Interim condensed consolidated statements of cash flows

(in Canadian dollars)

(Unaudited)

[going concern uncertainty – note 1]

		For the six months ended March 31,
	Notes	2025	2024
		$	$

Operating activities
Net loss from continuing operations		(42,927,588)	(78,729,821)
Net income from discontinued operations	4	497,340	866,129
Net loss		(42,430,248)	(77,863,292)
Adjustments to reconcile loss before tax to net cash flows:
Write-down of inventories		115,356	607,451
Depreciation of property and equipment		335,256	346,822
Depreciation of right-of-use assets		373,540	253,449
Amortization of intangible assets		72,302	317,360
Finance costs, net	12	22,091,196	2,375,698
Stock-based compensation	9	2,712,350	(3,181,893)
Transactions costs		—	431,458
Listing expense	3	—	59,139,572
Loss (gain) on bridge loan		(10,083,373)	—
Foreign exchange gain (loss)		3,765,175	818,251
		(23,048,446)	(16,755,124)
Net change in non-cash working capital items	11	8,241,073	(15,516,438)
Net cash flows related to operating activities		(14,807,373)	(32,271,562)

Investing activities
Additions to property and equipment		(93,171)	(102,170)
Additions to intangible assets		(212,560)	(6,562,491)
Grants received related to intangible assets and property and equipment		—	13,713
R&D tax credit received		—	1,522,306
Finance income received		140,598	242,666
Net cash flows related to investing activities		(165,133)	(4,885,976)

Financing activities
Standby Equity Purchase Agreement (SEPA)	8	16,011,260	—
Bridge loan proceeds	5	3,808,667	—
Debt issuance	5	—	29,463,494
Interest paid on credit facility and other loan	5	(470,801)	(1,824,605)
Exercise of warrants	8	702	337
Debt issuance cost		—	(9,645)
Cash acquired from a reverse asset acquisition	3	—	19,477,645
Repayment principal amount of lease liabilities		(319,904)	(571,630)
Interest paid on lease liability	12	(114,871)	39,788
Net cash flows related to financing activities		18,915,053	46,575,384

Effect of foreign exchange on cash		—	(151,092)

Net increase (decrease) in cash and cash equivalents		3,942,547	9,266,754
Cash, beginning of period		5,269,084	5,056,040
Cash and cash equivalents, end of period		9,211,631	14,322,794

See accompanying notes

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

1.	Reporting entity, nature of operations and going concern uncertainty

Reporting entity

On June 12, 2023, LeddarTech Holdings Inc., a company incorporated under the laws of Canada entered into the Business Combination Agreement, as amended on September 25, 2023 (the “BCA”), by and among LeddarTech Holdings Inc., Prospector Capital Corp., a Cayman Islands exempted company (“Prospector”), and LeddarTech Inc., a corporation existing under the laws of Canada.

Unless otherwise indicated and unless the context otherwise requires, “LeddarTech” or “the Company”, at all times prior to consummation of the Business Combination, refers to LeddarTech Inc. and its consolidated subsidiaries, and at all times following consummation of the Business Combination, refers to LeddarTech Holdings Inc. and its consolidated subsidiaries.

Refer to Note 3, Acquisition of Prospector Capital Corp., for additional information on the amalgamation of the Company on December 21, 2023.

These unaudited interim condensed consolidated financial statements are comprised of the accounts of LeddarTech and its wholly owned subsidiaries and the prior period amounts are those of LeddarTech, which continued as the operating entity under the same name following the amalgamation.

The Company’s subsidiaries are as follows:

Name of subsidiary	Place of incorporation and operation	Proportion of ownership interest held by the Company March 31, 2025
LeddarTech USA Inc	U.S.	100%
LeddarTech (Shenzhen) Sensing Technology Co., Ltd	China	100%
Vayavision Sensing, Ltd. (“Vayavision”)	Israel	100%
LeddarTech Germany GmbH	Germany	100%

The Company’s head office is located at 240-4535, boul. Wilfrid-Hamel, Québec City, Québec, G1P 2J7, Canada.

Nature of operations

The Company delivers high-performance AI automotive software that enables the market to deploy Advanced Driver Assistance Systems (“ADAS”) features. The main target markets are automotive ADAS and autonomous driving (“AD”) applications for original equipment manufacturers (“OEMs”), automotive system integrators that are direct suppliers to OEMs, Tier 1 suppliers and Tier 2 suppliers. The Company operates under one operating segment.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

1.	Reporting entity, nature of operations and going concern uncertainty (continued)

Going concern uncertainty

These interim condensed consolidated financial statements were prepared on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In its assessment to determine if the going concern assumption is appropriate, management considers all data available regarding the future for at least, without limiting to, the next twelve months from the date of the interim condensed consolidated financial statements

The Company has an accumulated deficit of $685,755,318 as of March 31, 2025, and, for the six months ended March 31, 2025, incurred a net loss of $42,430,248 and net cash outflows related to operating activities and investing activities amounting to $13,797,472 and $165,133, respectively and cash inflows from financing activities amounting to $17,905,152.

As of March 31, 2025, the Company had a cash balance of $9,211,631 and an outstanding credit facility of $30,750,000 with a maturity date of January 31, 2026.

Based on cash flow projections, the Company does not expect to have sufficient cash resources in the coming year ending September 30, 2025, to develop its technology, to fund its operations and to comply with its credit facility covenants as renewed. The ability of the Company to fulfill its obligations and finance its future activities depends on the continuous support of its creditors and successfully raising additional capital. This indicates the existence of a material uncertainty that raises substantial doubt about the ability of the Company to continue as a going concern.

On May 2, 2025, the Company was not in compliance with a covenant in the Credit Facility prohibiting a greater than 10% unfavorable variance between in its most recent cash flow projections as compared to initial projections. Desjardins has the right to declare the Credit Facility to be immediately due and payable, and, due to this covenant breach, this could result in the acceleration of the Bridge Loans and other long-term debt.

The Company is currently engaged with Desjardins and the Bridge Lenders with respect to the possibility of receiving additional financing and to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, Desjardins and the Bridge Lenders.

The Company is exploring all alternatives to secure the financing necessary to comply with the covenants in our debt arrangements and to continue to pursue our strategic goals. Toward that end, management has engaged a financial advisor to do a comprehensive review of the options that are available to the Company.

While the Company is seeking additional financing, management continue to consider all possible cost reduction measures.

The accompanying interim condensed consolidated financial statements do not purport to give effect to adjustments, if any, to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and be required to realize its assets and liquidate its liabilities in other than normal course of business.

These interim condensed consolidated financial statements were approved for issue by the Company’s Board of Directors on May 13, 2025.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

2.	Summary of material accounting policies

Statement of compliance

These unaudited interim condensed consolidated financial statements for the three months and six months ended March 31, 2025 and 2024 have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The same accounting policies and methods of computation are followed in the unaudited interim condensed financial statements as compared with the most recent annual financial statements. They do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

Material judgement

Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to develop its technology, to fund its operations and to comply with its credit facility covenants as renewed, involves significant judgment based on historical experience and expectation of future events that are believed to be reasonable under the circumstances. See Note 1 for more information.

Development costs

The Company capitalized product development costs based on management’s judgment of market potential and its technical and financial ability to complete commercialization. During the six months ended March 31, 2025, these costs no longer meet the criteria for capitalization.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

3.	Acquisition of Prospector Capital Corp.

On December 21, 2023, the Company completed a plan of arrangement pursuant to a BCA with Prospector and LeddarTech Holdings Inc. Pursuant to the plan of arrangement and BCA, Prospector amalgamated with LeddarTech Holdings Inc., a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination, to form “Amalco”. Also pursuant to the plan of arrangement, after the preferred shares of LeddarTech converted into common shares of LeddarTech, Amalco acquired all of the issued and outstanding common shares of LeddarTech from LeddarTech’s shareholders in exchange for common shares of Amalco, and LeddarTech and Amalco amalgamated. The Transactions are accounted for as a reverse asset acquisition in accordance with IFRS 2, Share-Based Payment (“IFRS 2”) since Prospector does not meet the definition of a business in accordance with IFRS 3, Business Combinations (“IFRS 3”).

On closing, the Company accounted for the fair value of the common shares issued to Prospector shareholders at the market price of Prospector’s publicly traded common shares on December 21, 2023. The fair value of the Class A non-voting special shares was determined using an option pricing model that considers the vesting terms of the instruments issued, which are subject to a seven-year vesting pursuant to which such Class A non-voting special shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing. As part of the amalgamation, the Company acquired cash, accounts payable and accrued liabilities and warrant liabilities. The difference between the fair value of the consideration paid over the fair value of the identifiable net assets of Prospector represents a service for the listing of the Company and is recognized as a listing expense in the interim condensed consolidated statement of loss and comprehensive loss.

The following table reconciles the fair value of elements of the Transactions:

$
Fair value of consideration transferred
8,770,930 common shares	55,257,187
2,031,250 Class A non-voting special shares	10,115,625
65,372,812
Fair value of assets acquired and liabilities assumed
Cash	19,477,645
Accounts payable and accrued liabilities	(11,497,830)
Warrant liability (1)	(1,746,575)
Balance, as of September 30, 2023	6,233,240
Listing expense	59,139,572

(1)	Warrant liability includes Public Warrants, Private Warrants and Vesting Sponsor Warrants. See Note 6 for additional information.

For the three and six months ended March 31, 2024, the Company expensed $646,230 and $2,407,977, respectively in transaction costs.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

4.	Discontinued Operations

In September 2024, the Company ceased its Modules operations. The results of operations and cash flows related to this business are reclassified as discontinued operations in the consolidated statements of loss and comprehensive loss and cash flows as follows:

Interim condensed consolidated statements of loss and comprehensive loss	For the three months ended March 31,		For the six months ended March 31
	2025	2024	2025	2024
	$	$	$	$
Revenue
Products	—	1,720,692	1,009,366	3,357,423
Services	—	14,278	24,118	30,719
Other	—	—	121,186	—
	—	1,734,970	1,154,670	3,388,142
Cost of sales	—	1,693,862	669,314	2,094,685
Gross profit	—	41,108	485,356	1,293,457

Operating expenses
Research and development costs, net	—	221,648	37,722	427,328
	—	221,648	37,722	427,328
Income (loss) from operations	—	(180,540)	447,634	866,129

Other (income) costs
Gain on fixed assets disposal	—	—	(49,706)	—
Income before income taxes	—	(180,540)	497,340	866,129
Income taxes	—	—	—	—
Net income (loss) and comprehensive loss from discontinued operations	—	(180,540)	497,340	866,129

Earnings per share
Net income (loss) per common share, basic and diluted	—	(0.01)	0.01	0.06
Weighted average common shares outstanding, basic and diluted	—	28,770,930	34,508,393	16,110,444

Interim condensed consolidated statements of cash flows	For the six months ended March 31
	2025	2024
	$	$
Cash flows related to operating activities	390,571	(796,750)
Cash flows related to investing activities	—	—
Cash flows related to financing activities	—	—
Cash flows (used in) provided by discontinued operations	390,571	(796,750)

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

5.	Bridge Loans and Long-term debt

The following table details the maturities and weighted average interest rates related to long-term debt as of September 30, 2024 and March 31, 2025:

	Final	Weighted average effective interest rate	March 31, 2025	September 30, 2024
	maturity	%	$	$

Convertible loan (a)	2028	23.36	48,213,422	40,309,902
Credit facility (b)	2026	14.14	29,361,336	28,229,902
Term loan	2030	33.65	12,704,969	10,767,007
Bridge loan (c)	2025	—	15,086,759	9,913,619
Total debt		21,48	105,366,486	89,220,430
Current portion of long-term debt			44,448,095	9,913,619
Long-term debt			60,918,391	79,306,811

a)	Convertible loan

On June 12, 2023, concurrently with the execution of the BCA described in Note 3, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”).

The PIPE Convertible Notes are denominated in US Dollars with a term of 60 months after issuance of Tranche B. They bear interest at a rate of 12% compounded annually and added to the principal amount of the notes. The PIPE Convertible Notes include a conversion option allowing the holders of the PIPE Convertible Notes, at any time before maturity, to convert the outstanding principal amount into Common Shares using a conversion price of US$10.00 per Common Share.

PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”) exercisable at the cost of US$0.01 per share.

The PIPE Convertible Notes are secured by a hypothec in the amount of US$60,000,000 over the universality of the Company’s movable assets, present and future, ranking after the security of Credit Facility (Note 5b). The Agreement contains customary covenants that provide for, among other things, limitations on indebtedness and fundamental changes and reporting requirements.

The PIPE Convertible Notes represent a hybrid financial instrument with a conversion option requiring separation. The debt host portion (the “Host”) of the instrument is classified at amortized cost, whereas the conversion option embedded derivative is classified at fair value through profit and loss (“FVTPL”).

PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”) exercisable at the cost of US$0.01 per share.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

5.	Bridge loans and long-term debt (continued)

	Host Amortized cost	Conversion option FVTPL	Total
	$	$	$
Balance as of September 30, 2024	40,309,902	6,008	40,315,910
Interest accretion	5,211,191	—	5,211,191
Fair value of conversion options	—	7,799	7,799
Foreign exchange	2,692,329	—	2,692,329
Balance as of March 31, 2025	48,213,422	13,807	48,227,229

The PIPE Convertible Notes and Warrants were issued in tranches. Upon issuance of each tranche, the proceeds were initially allocated to the warrants, when applicable, and conversion option. The carrying amount of the debt is then initially determined by deducting the transaction fees and the fair value of the conversion option and warrants from the proceeds received.

The fair value of the conversion option embedded derivative and the warrants were determined using the Black-Scholes option pricing model.

b)	Amendments to the Credit Facility

A series of amendments were made to the Credit Facility on October 13, 2023, October 20, 2023, October 31, 2023, December 8, 2023, July 5, 2024, July 26, 2024, August 5, 2024 and August 16, 2024. These amendments modify the existing terms in order to (i) extend the latest date on which the Tranche B of the SPAC Offering must be funded to December 22, 2023, (ii) extend the date on which the payment of interest for the months of October and November 2023 may be made, (iii) reduce the gradually the Available Cash requirement from $5.0 million at all times after the DE-SPAC date to $250,000 until August 14, 2024. and (iv) to increase the aggregate principal amount of the PIPE financing to a minimum of $44,000,000.

In conjunction with the October 2023 amendments to the Credit Facility, the Company issued warrants to purchase Company Common Shares at $0.01 per share, which warrants will be assumed by the Company and exercisable for 250,000 Company Common Shares at $0.01 per share.

The warrants may be exercised, in whole or in part, for a period of five years following completion of the Business Combination and will be subject to a lock-up with one third being released four months after closing, another third being released eight months after closing and the final third being released 12 months after closing.

The warrants were recorded as a reduction of the Credit Facility, with a corresponding increase in Reserve – Warrants in Equity of $1,643,714.

During the year ended September 30, 2024, 250,000 common shares were issued following the exercise of those warrants on May 28, 2024. The corresponding balance in Reserve – Warrants in Equity of $1,643,714 was reclassified to Capital Stock.

Following the latest amendments to the Credit Facility on March 31, 2025, the payments of interest for the month of July 2024 through December 2024 are postponed until the earlier of (i) the date of final disbursement of one or several equity investments in the Company for minimum gross proceeds of US$35,000,000 in the aggregate (the “Short-Term Outside Date”) and (ii) May 23, 2025. The

Seventeenth Amending Agreement (the “Seventeenth Amendment”) also temporarily reduces the minimum cash covenant under the Credit Facility to $1,800,000 until the earlier of (i) the Short-Term Outside Date and May 23, 2025.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

5.	Bridge loans and long-term debt (continued)

As of March 31, 2025, unpaid interests of $1,818,473 were recorded as accrued liabilities and unpaid fees of $750,000 were recorded as an increase of the credit facility balance.

The Seventeenth Amendment also provides for an extension of the date by which failure to complete the Equity Financing would constitute a liquidity event to May 23, 2025. The Seventeenth Amendment requires that the Company must initiate and produce a plan at the satisfaction of Desjardins and the other initial bridge lenders regarding a refinancing, recapitalization or any suitable transaction (the “Plan”) no later than May 16, 2025. The Seventeenth Amendment also provides that the failure to produce the Plan by May 16, 2025 will constitute a liquidity event.

c)	Bridge loans

In August 2024, LeddarTech closed a bridge financing in an aggregate principal amount of US$9.0 million (the “Bridge Loans”) issuable in two tranches. Tranche 1 of the Bridge Loan was issued in August 2024 at a discount of 25% for an aggregate amount of US$6,222,667, of which US$4,222,667 is convertible (the “Convertible Bridge Loan”) and US$2,000,000 is not convertible (the “Non-Convertible Bridge Loan”).

The Company also received in August 2024, additional Bridge Loans in an aggregate amount of approximately US$334,000 from certain members of management and the board of directors (collectively).

Also, on October 15, 2024, the Tranche 2 of the Bridge Loan was issued for an aggregate amount of US$2.8 million composed of US$0.9 million in Non-Convertible Bridge Loan and US$1.9 million in Convertible Bridge Loan. The Bridge Loans are denominated in US Dollars and repayable at maturity on November 15, 2024. The Bridge Loans bear interest at US base rate +4% calculated on the discounted balance, compounded monthly and added to the principal amount.

The Convertible Bridge Loan includes the following material conversion and settlement options available to the holder:

●	Maturity conversion option: The holder of the Convertible Bridge Loan can convert at maturity the outstanding principal amount into Common Shares using a conversion price of $5.00 per Common Share.

●	Automatic conversion: Upon an offering on the Nasdaq Global Market for aggregate gross proceeds of US$35,000,000 or more, the outstanding principal amount will automatically be converted into securities of such offering with a value equivalent to 112.5% of the outstanding principal amount.

●	Optional conversion: Upon an offering on the Nasdaq Global Market for aggregate gross proceeds of less than US$35,000,000, the holder of the Convertible Bridge Loan can convert the outstanding principal amount into securities of such offering with a value equivalent to 112.5% of the outstanding principal amount.

●	The Convertible Bridge Loan also includes redemption mechanisms in the event of a change of control or an event of default.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

5.	Bridge loans and long-term debt (continued)

Upon any offering on the Nasdaq Global Market, the Company is required to repay immediately the Non-Convertible Bridge Loan. The Non-Convertible Bridge Loan is classified at amortized cost.

The Bridge Loan was amended on February 3, 2025 (the “Third Amending Agreement”) and on March 31, 2025 (the “Fourth Amending Agreement”) to extend the maturity date of the loan to the earlier of (i) the day following the Short-Term Outside date and (ii) February 28, 2025 and (ii) March 31, 2025, respectively. The Bridge Loan was further amended March 31, 2025 (the “Fifth Amending Agreement) further extending the maturity date to the earlier of (i) the business day following the completion of financing transactions aggregating US$35.0 million in gross proceeds comprised of certain prepaid royalty fees, the conversion of approximately US$6.0 million of bridge loans and other equity issuances (such as financing transactions, the “Equity Financing”) on such business day, “The Short-Term Outside Date”), and (ii) May 23, 2025.

The Fifth Amending Amendment further requires that the Company must initiate and produce a plan at the satisfaction of the lenders regarding a refinancing, recapitalization or any suitable transaction (the “Plan”) no later than May 16, 2025. Failure to produce the plan by May 16, 2025, will constitute a liquidity event.

The Convertible Bridge Loan represents a hybrid financial instrument with embedded derivatives requiring separation. The Company has elected to classify the entire instrument at fair value through profit and loss (“FVTPL”).

The fees were allocated in proportion of the amount of the Convertible Bridge Loan and the Non-Convertible Bridge Loan.

	Non-Convertible Bridge Loan Amortized cost	Convertible Bridge Loan FVTPL	Total
	$	$	$
Balance, September 30, 2024	3,059,996	6,853,623	9,913,619
Proceeds from issuance of Tranche 2	1,218,895	2,589,772	3,808,667
Gain on debt extinction	(3,258,304)	(6,825,070)	(10,083,374)
Interest accretion	3,554,685	—	3,554,685
Fair value adjustment	—	6,959,211	6,959,211
Foreign exchange	296,915	637,036	933,951
Balance, March 31, 2025	4,875,187	10,214,572	15,086,759

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

6.	Warrant liability

	As of March 31, 2025
	Number	$

Public and Private Warrants	16,049,080	1,398,173
Vesting Sponsor Warrants	1,416,670	123,418
	17,465,750	1,521,591

Upon close of the acquisition of Prospector, the Company assumed through the Transactions, public warrants, private warrants and vesting sponsor warrants (“Public Warrants”, “Private Warrants” and “Vesting Sponsor Warrants”, collectively “the Prospector Warrants”) in connection with the BCA and plan of arrangement (Note 3).

The Warrants each entitle their holders to purchase one common share at an exercise price of US$11.50 per common share, which is variable in $CDN. Accordingly, they are classified as a liability rather than equity as the Warrants do not meet the ‘fixed for fixed’ requirement. The Public and Private Warrants are exercisable and will expire on December 21, 2030. The Vesting Sponsor Warrants are identical to the Public and Private Warrants, except that the Vesting Sponsor Warrants will be deemed vested in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing. None of the Vesting Sponsor Warrants are redeemable by the Company.

The Warrants were initially recorded at their fair value (Note 3). The fair value of the Warrants is reassessed at the end of each reporting period with subsequent changes in fair value recognized through profit or loss. The Public Warrants are considered a level 1 financial instrument as the valuations at the end of each reporting period are based on the trading price of the Public Warrants on the Nasdaq, which are quoted and observable market prices. The Private Warrants are a level 2 financial instrument, as the valuations are based on the quoted and observable market prices of the Public Warrants. The Vesting Sponsor Warrants are a level 3 financial instrument, as the valuations are based on the quoted and observable market prices of the Public Warrants but also unobservable data.

The following table details the changes in warrant liability between September 30, 2024 and March 31, 2025:

$
Balance, as of September 30, 2024	629,506
Revaluation of warrant liability	892,085
Balance, as of March 31, 2025	1,521,591

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

7.	Government grant liabilities

The following table details the changes in government grant liabilities between September 30, 2024 and March 31, 2025:

$
Balance, as of September 30, 2024	1,618,343
Accretion interest expense	125,056
Foreign exchange loss (gain)	47,716
Balance, as of March 31, 2025	1,791,115

Current portion of government grant liabilities	890,336
Non-current portion of government grant liabilities	900,779

8.	Capital stock

The Company is authorized to issue an unlimited number of common shares, without par value, an unlimited number of Class A Non-Voting Special Shares, Class B Non-Voting Special Shares, Class C Non-Voting Special Shares, Class D Non-Voting Special Shares, Class E Non-Voting Special Shares and Class F Non-Voting Special Shares and an unlimited number of preferred shares issuable in series.

Following the consummation of the Business Combination, there were approximately (i) 28,770,930 Common Shares outstanding; (ii) 2,031,250 Class A Non-Voting Special Shares outstanding, (iii) 999,963 Class B Non-Voting Special Shares outstanding, (iv) 999,963 Class C Non-Voting Special Shares outstanding, (v) 999,963 Class D Non-Voting Special Shares outstanding, (vi) 999,963 Class E Non-Voting Special Shares outstanding, (vii) 999,963 Class F Non-Voting Special Shares outstanding, and (viii) no preferred shares outstanding.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

8.	Capital stock (continued)

Common shares

	Number of Shares	Amount $
Balance, as of September 30, 2024	30,203,676	513,073,764
Issuance of shares under SEPA	7,195,222	16,609,780
Issuance of shares (RSU) (307,537 shares net of withholding tax consideration)	192,361	299,513
Exercise of warrants	22,533	34,733
Balance, as of March 31, 2025	37,613,792	530,017,790

Issuance of common shares

During the three months ended March 31, 2025, the Company issued 23,771 common shares following the exercise of warrants and the release of RSUs. During the six months ended March 31, 2025, the Company issued 214,894 common shares following the exercise of warrants and release of RSUs (Note 9).

Standby Equity Purchase Agreement

On April 8, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”) for a period of 3 years, or on the date on which the Investor shall have made payment pursuant to the Commitment Amount. Pursuant to the SEPA, assuming satisfaction of certain conditions and subject to the limitations set forth in the SEPA, the Company will have the right from time to time, but not the obligation, to issue and sell to Yorkville up to $50.0M (the “Commitment Amount”) of its common shares. The Company also agreed to pay Yorkville a commitment fee equal to 0.75% of the Commitment Amount. During the three months ended June 30, 2024,166,696 common shares were issued to cover the commitment fee.

In December 2024, the Company issued 6,595,000 common shares under the SEPA agreement, generating net proceeds of $14.5 million. In January 2025, the Company issued 600,222 common shares under the SEPA agreement, generating net proceeds of $1.5 million.

Exercise of call option

As of November 1, 2023, the Company exercised its call option to acquire its remaining participation in VayaVision. Per the original Share Purchase Agreement (“SPA”) conditions, the purchase of the VayaVision of Common shares was paid in exchange of Common Shares of the Company, based on a determined ratio and already detailed in the SPA.

This transaction resulted in an increase in the Company’s interest in VayaVision from 60.0% to 100.0% and was accounted for as an equity transaction. The purchase price of $57,724 was equity-settled. As a result, the carrying value of (i) non-controlling interests of $9,508,328 and (ii) the related other component of equity of $2,431,688 were reversed leading to a reduction of deficit of $7,134,364.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

8.	Capital stock (continued)

Special Shares

Upon close of the acquisition of Prospector, the Company issued through the Transactions, 2,031,250 Class A non-voting special shares having a value of $10,115,625 to Prospector Sponsor in connection with the BCA and plan of arrangement (Note 3).

The Class A non-voting special shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing.

On December 21, 2023, LeddarTech shareholders were issued 4,999,815 Earnout Non-Voting Special Shares of an aggregate fair value of $22,960,000 consisting of the following:

●	999,963 Class B Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $12.00; or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $12.00 per Common Share;

●	999,963 Class C Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $14.00 or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $14.00 per Common Share;

●	999,963 Class D Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $16.00 or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $16.00 per Common Share;

●	999,963 Class E Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) the Company enters into its first customer contract with an OEM (or with a Tier-1 who has a contract with an OEM and meets the same conditions) that represents a design win for the Company for an OEM series production vehicle that will create at least 150,000 units a year in volume for its fusion and perception products or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $10.00 per Common Share; and

●	999,963 Class F Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) the Company (i) sends out its first undisputed invoice for payment for product delivery for OEM installation against a contract with an OEM (or with a Tier-1 who has a contract with an OEM) needing in excess of 150,000 units a year in volume for its fusion and perception products and (ii) appropriately books that invoice as revenue in accordance with IFRS requirements or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $10.00 per Common Share.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

8.	Capital stock (continued)

The Earnout Non-Voting Special Shares are valued at per share amounts ranging from $3.78 (US$2.84) to $5.22 (US$3.93) based on option pricing models that considers the vesting terms of the instruments issued and the following weighted average assumptions:

Fair value of the underlying share	US$4.74
Exercise price	—
Risk-free interest rate	3.23%
Expected volatility	60%
Expected life	7.00 years
Dividend yield	0%

As of March 31, 2025, the following shares were issued and outstanding:

	Number of Shares	Amount $

Common shares	37,613,792	530,017,790
Class A Non-Voting Special Shares	2,031,250	10,115,625
Class B Non-Voting Special Shares	999,963	5,220,000
Class C Non-Voting Special Shares	999,963	4,970,000
Class D Non-Voting Special Shares	999,963	4,740,000
Class E Non-Voting Special Shares	999,963	4,250,000
Class F Non-Voting Special Shares	999,963	3,780,000
	44,644,857	563,093,415

9.	Stock-based compensation

M-option

Preceding closing of the acquisition of Prospector (Note 3), pursuant to the Plan of Arrangement, each of 12,577 M-Options has been exchanged for an option to purchase one common share of the Company.

The replacement options have an exercise price of $0.01. The M-option redemption feature was not carried to the replacement option and as a result, the replacement options are classified as equity.

Upon replacement of the award, the fair value of the option of $117,246 was recognized in reserve – stock option and the redeemable stock option liability of $6,102,496 was reversed, resulting in a gain on modification of stock options of $5,985,250 in the interim condensed consolidated statement of loss.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

9.	Stock-based compensation (continued)

Stock-based compensation related to the BCA

On May 1st, 2023, the Company entered into an agreement with a service provider regarding the BCA described in Note 3. The agreement implies, upon the completion of the BCA, a transaction fee payable in exchange of a number of common shares of the Company equivalent to US$700,000. During the first quarter of 2024, a portion ($506,774) of the transaction fee was recognized as transaction costs in the interim condensed consolidated statement of loss, with a counterparty in Other component of equity.

During the year ended September 30, 2024, 198,684 common shares were issued in conjunction with this agreement to settle a transaction fee payable. As a result, an amount of $615,057 was reclassified from Other components of equity to Capital Stock and an amount of $329,217 was reclassified from Other components of equity to contributed surplus.

Equity Incentive Plan

Immediately prior to the acquisition of Prospector, the Company adopted an Equity Incentive Plan (the “Incentive Plan”) for certain qualified directors, executive officers, employees and consultants. The Incentive Plan continues in full force and effect as the Company equity incentive plan following the Company Amalgamation. The number of shares available for issuance under the Incentive Plan shall not exceed at any time 6,000,000 shares. In March 2025, the Company amended The Incentive Plan to approve an increase in the number of available shares for issuance as well as the adoption of an evergreen provision providing for the automatic annual increase in the common shares available for issuance over the next five years beginning on October 1, 2025 and ending on (and including) September 30, 2030 in an amount equal to the total number of Common Shares outstanding on September 30th of the preceding fiscal year.

The Incentive Plan provide for the grant of unvested Company Common Shares, (i) share options (“options”), (ii) restricted share units (“RSUs”), (iii) deferred share units (“DSUs”) and (iv) performance share units (“PSUs”). Various vesting conditions may apply to each award and may include continued service, performance and/or other conditions.

Following the adoption of the new equity incentive and the grants of the first awards of the Incentive Plan, the Company closed off the reserve stock option balance related to the previous equity incentive plan in the deficit.

(i) Options

The Company has a stock option plan as part of the Incentive plan in which options to purchase common shares are issued to officers and key employees. Under this plan the options will vest between the grant date and March 2028.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

9.	Stock-based compensation (continued)

For the six months ended March 31, 2025, movements in outstanding stock options were as follow:

	Six months ended March 31, 2025
	Number of stock options	Exercise price(1) $

Balance as of September 30, 2024	1,438,600	2.84
Granted	1,230,900	1.14
Forfeited	(30,000)	2.80
Balance, as of March 31, 2025	2,639,500	2.05
Vested and exercisable	415,996	2.84
(1)	Weighted average exercise price

The fair value of stock options issued during the six months ended March 31, 2025, was estimated using a Black-Scholes option pricing model. The weighted average fair value of the options granted was $0.84. Expected volatility was determined over the expected term of the option using the company’s historical volatility as well as peer company volatility inputs. The weighted average assumptions used in the Black-Scholes option pricing model were as follows:

Six months ended March 31,
2025
Exercise price	US$0.89
Risk-free interest rate	4.52%
Expected volatility	70.0%
Expected life	6.08 years
Dividend yield	0%

The stock-based compensation expense amounts to $1,034,834, respectively and is recorded in the stock-based compensation expense line in the Unaudited interim condensed consolidated statements of loss and comprehensive loss.

(ii) RSUs

The Company issues restricted stock units (“RSUs”) as part of the Incentive Plan for management and key employees. Under this plan, RSUs will vest over a period of three or four years from grant date. RSUs vest to employees who are still employed by the Company on the release date.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

9.	Stock-based compensation (continued)

For the six months ended March 31, 2025, movements in outstanding RSUs were as follows:

Six months ended March 31, 2025 Number of units
Balance, as of September 30, 2024	1,606,169
Granted	132,360
Released	(308,889)
Forfeited	(174,842)
Balance, as of March 31, 2025	1,254,798

The fair value of vested outstanding units, at the end of the six months period ended March 31, 2024 is $3.52.

The compensation expense with respect to the RSU plan amounts to $1,363,205 and is recorded in the stock-based compensation expense line in the unaudited interim condensed consolidated statements of loss and comprehensive loss.

(iii) PSUs

The Company has a PSU plan as part of the Incentive Plan for management and key employees. Under this plan, PSUs generally vest over a period of four years to employees who are still employed by the Company on the release date.

For the six months ended March 31, 2025, movements in outstanding PSUs were as follow:

Six months ended March 31, 2025 Number of units
Balance, as of September 30, 2024	733,080
Granted	—
Forfeited	(129,600)
Balance, as of March 31, 2025	603,480

The compensation expense with respect to the PSU plan amounts to $314,311 and is recorded in the stock-based compensation expense in the Unaudited interim condensed consolidated statements of loss and comprehensive loss.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

9.	Stock-based compensation (continued)

(iv) Warrants

The Company has a Warrants plan as part of the incentive plan for management and key employees. Under this plan, Warrant generally vests immediately to the directors who are still employed by the Company on the exercise date.

Warrants are expensed on an earned basis. The related compensation expense is included in stock-based compensation expense.

For the six months ended March 31, 2025, movements in outstanding Warrants were as follow:

Six months ended March 31, 2025 Number of units
Balance, as of September 30, 2024	449,013
Granted	—
Balance, as of March 31, 2025	449,013

The compensation expense with respect to the Warrants plan amounts to $Nil.

10.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the parent by the weighted average number of common shares outstanding.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

The following table reflects the calculation of net loss attributable to equity holders of the parent and the computation of basic and diluted loss per share for the periods indicated:

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
	$	$	$	$
Loss from continuing operations attributable to equity holders of the parent	(15,961,894)	(17,238,993)	(42,927,588)	(78,427,109)
Gain (loss) from discontinuing operations attributable to equity holders of the parent	—	(180,540)	497,340	866,129
Loss attributable to equity holders of the parent	(15,961,894)	(17,419,533)	(42,430,248)	(77,560,980)

Weighted average number of common shares basic and diluted	37,573,262	28,770,930	34,508,393	16,110,444
Basic and diluted loss from continuing operations, per common share	(0.42)	(0.60)	(1.24)	(4.87)
Basic and diluted gain from discontinuing operations, per common share	—	(0.01)	0.01	0.06
Basic and diluted loss per common share	(0.42)	(0.61)	(1.23)	(4.81)

The effect of dilution from outstanding stock options, convertible preferred stocks, credit facility, convertible loans, warrants, put and call options and contingent consideration payable were excluded from the calculation of the weighted average number of common shares for diluted loss per common share for the three months and six months ended March 31, 2025 and 2024 as they are antidilutive.

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

11.	Additional information included in the interim condensed consolidated statement of cash flows

Changes in non-cash working capital items:

	Six months ended March 31,
	2025	2024
	$	$

Trade receivable and other receivables	94,866	1,169,802
Government assistance and R&D tax credits receivable	(90,155)	(48,731)
Inventories	351,988	(1,147,951)
Prepaid expenses	(745,911)	(3,029,079)
Prepaid financing fees	(301,370)	—
Accounts payable and accrued liabilities	(2,575,514)	(11,582,335)
Provisions	—	(878,144)
Contract liability	11,507,169	—
	8,241,073	(15,516,438)

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

12.	Finance costs, net

	Three months ended March 31,		Six months ended March 31,
	2025	2024	2025	2024
	$	$	$	$
Interest expenses (income)
Interest income	(89,126)	(132,859)	(140,598)	(242,666)
Interest expense on term loan (Note 5)	998,544	724,048	1,937,963	1,397,523
Interest expense on lease liabilities	68,607	95,139	114,871	166,178
Interest expense on credit facility (Note 5)	932,057	1,651,529	1,990,754	2,818,151
Interest expense on convertible notes (Note 5)	2,695,524	2,050,132	5,211,191	3,254,360
Interest expense on other loan (Note 5)	—	—	—	9,645
Interest expense on bridge loans (Note 5)	1,935,404	—	3,554,685	—
Interest on short term liability	38,998	—	78,222	—
Accretion and remeasurement of government grant liability	64,596	65,662	125,056	127,642
Accretion of notes payable	42,470	—	271,502	—
SEPA issuance cost	60,743	—	598,520	—
Non-capitalizable financing costs	565,856	—	1,289,575	—
Capitalized borrowing costs	—	(1,550,038)	—	(3,870,571)
	7,313,673	2,903,613	15,031,741	3,660,262
Loss (gain) on revaluation of financial instruments carried at fair value
Gain on bridge loan extinguishment	(6,869,806)	—	(10,083,373)	—
Warrant liability (Note 6)	(991,555)	1,408,507	892,085	1,167,771
Bridge loans	3,834,915	—	6,959,211	—
Conversion option	(586,186)	476,179	7,934	(2,246,368)
	(4,612,632)	1,884,686	(2,224,143)	(1,078,597)
Other
Gain on lease modification	—	(39,305)	—	(205,966)
Bank charges	15,134	5,430	20,322	23,882
Foreign exchange loss (gain)	(5,663)	(13,188)	3,629,476	(80,903)
	9,471	(47,063)	3,649,798	(262,987)
Finance costs, net	2,710,512	4,741,236	16,457,396	2,318,678

LeddarTech Holdings Inc.

Notes to the unaudited interim condensed consolidated financial statements

(in Canadian dollars)

Three and six months ended March 31, 2025

13.	Strategic collaboration agreement and software license agreement

On December 9, 2024, the Company announced that LeddarTech and Texas Instruments (“TI”) have entered into a strategic collaboration agreement and a software license agreement to enable a comprehensive, integrated platform solution for ADAS and AD markets. Under the license agreement, TI has agreed to make advanced royalty payments to catalyse joint commercialization.

The agreement outlines a total payment of US$9.89 million in advance royalties, with the potential for additional royalties over time. An initial payment of US$5.0 million was received by the Company on December 12, 2024. A subsequent payment of US$3.0 million was received on January 7th, 2025 following the completion of the demonstrator during the Consumer Electronics Show in Las Vegas. The final US$1.89 million will be contingent upon the execution of a client contract with an OEM.

The consideration received in advance from TI was recorded as contract liability until the Company fulfills its related obligations.

14.	Commitments

Other than commitments related to the leases and the long-term debts, the Company is committed to minimum amounts under long-term agreements for license and telecommunications and office equipment, which expires at the latest in 2025. The commitments are detailed in the annual consolidated financial statements for the year ended September 30, 2024.